Exhibit 99.1

São Paulo, March 20, 2024 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the fourth quarter of 2023 (4Q23) ended December 31, 2023. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

•	In the 2023 fiscal year, net revenue increased 18% to R$1,486 million, mostly due to the conversion of ACV into revenue and to the performance of the B2G business unit. In 4Q23, net revenue totaled R$554 million, a 10% increase compared to the previous year.

•	Vasta’s accumulated subscription revenue during the 2023 fiscal year totaled R$1,278 million, a 14% increase compared to the 2022 fiscal year. Subscription revenue, excluding hybrid subscription textbook products (“PAR”), increased 16%. In 4Q23, subscription revenue grew 16% compared to 4Q22, representing 36.8% of the 2024 ACV, compared to 36.8% of the 2023 ACV in 4Q22.

•	In the 2023 fiscal year, Adjusted EBITDA grew by 20% to R$451 million and Adjusted EBITDA Margin increased by 0.6 p.p. to 30.3%. In 4Q23, Adjusted EBITDA totaled R$240 million, a 20% increase compared to R$200 million in 4Q22. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products.

•	Vasta recorded an Adjusted Net Profit of R$60 million in 2023, compared to an Adjusted Net Profit of R$39 million in 2022. In 4Q23, Adjusted Net Profit totaled R$96 million, a 32% increase compared to R$73 million in 4Q22.

•	Free cash flow (FCF) totaled R$189 million in 2023, a R$100 million increase from FCF of R$89 million in 2022. In 4Q23 FCF totaled negative R$0.1 million, a 99% increase from negative R$43 million in 4Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 23.8% to 41.8% as a result of Vasta’s growth and implementation of sustained efficiency measures.

•	Starting in 2023, Vasta started to offer its products and services to the Brazilian public sector (B2G). Our broad portfolio of core content solutions, digital platform, and complementary products together with customized learning solutions, tested over decades by the private sector, are now available to the K-12 public schools. With the B2G sector, we generated R$81.2 million in revenues in the 2023 fiscal year.

•	Our guidance for the Annual Contract Value (“ACV”) for the 2024 sales cycle totaled R$1,400 million, which represents an organic growth of 16% over the subscription revenue for the 2023 sales cycle (from 4Q22 to 3Q23). Nearly 100% of our new sales have come from traditional learning systems and complementary solutions, with a higher growth observed in our premium brands and complementary solutions.

•	On September 14, 2023, we announced the company’s second share repurchase program (the “Second Repurchase Program”), approved by our board of directors pursuant to Vasta’s commercial interest in entering into the Second Repurchase Program. Under the Second Repurchase Program, we were entitled to repurchase up to US$12.5 million in our Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier

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of the completion of the repurchase or September 30, 2024, depending upon market conditions. As of the date of this press release, we have completed the Second Repurchase Program, pursuant to which we have purchased in the open market US$12.4 million, equivalent to 2,965,791 of our Class A common shares, which are currently held in treasury.

•	The launch of the Start Anglo franchise in 2023, boasting bilingual education alongside academic excellence, signifies a strategic expansion in our quest for new revenue streams. With 15 contracts signed and 2 units operational in 2024, it marks the onset of an exhilarating journey.

•	Vasta has reported updates on its ESG standards, including a panel of key ESG indicators aligned with the topics identified during materiality review process. The highlights include: (i) the Afro Internship Program, which created exclusive internship positions for people of color in the organization; (ii) the launch of the first Greenhouse Gas (GHG) Emissions Compensation Program for its operations and the increased use of renewable energy sources in our day-to-day activities; (iii) diversity-driven performance targets for our leadership and board of directors; (iv) Somos Futuro from Instituto SOMOS, distributed more than 200 scholarships for students from public schools to attend the three years of high school in partner schools of the network, for the 2024 cycle. Moreover, Vasta signed the ten principles of the UN Global Compact on human rights, labor, environment and anti-corruption. The movement reinforces the Company's commitment to sustainable development and the best ESG practices. Furthermore, Vasta was ranked 6th globally by S&P Global's Corporate Sustainability Assessment in Consumer Services category, being a pioneer among peers.

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MESSAGE FROM MANAGEMENT

2023 was another year of resilient financial performance and delivery in line with our guidance. We have delivered strong financial results in our Core segment and showcased unwavering dedication to educational excellence, resulting in significant improvements in academic achievements. Moreover, our complementary solutions have seen important growth, with an accelerated increase in both student base and market penetration. We have also ventured into the new revenue streams through the successful launch of the Start Anglo franchise in 2023. With 15 contracts already secured and 2 units operational by 2024, we believe the franchise model will help us in the successful execution of our business strategy.

Furthermore, our successful entry into the public-school sector in Brazil underscores our commitment to making a positive impact on education. Starting in 2023, Vasta began extending our products and services to the Brazilian public sector (B2G). This means that our extensive portfolio of core content solutions, digital platform, and additional offerings, along with the custom learning solutions developed over decades in the private sector, are now accessible to K-12 public schools. And the results speak for themselves – we generated R$81 million in revenue from the B2G sector during the 2023 fiscal year. This expansion into the public sector marks a momentous opportunity for Vasta, allowing us to contribute to advance education in Brazil while creating new revenue streams. We are excited about the possibilities this development presents and are committed to delivering high-quality educational solutions that meet the unique needs of the public sector.

Vasta’s accumulated subscription revenue during the 2023 fiscal year totaled R$1,278 million, a 14% increase compared to the 2022 fiscal year. Subscription revenue, excluding hybrid subscription textbook products (PAR) increased 16% and total net revenue increased 17.6%.

The fourth quarter of 2023 represents the first quarter of the 2024 sales cycle. In 4Q23, subscription revenue grew 16% compared to 4Q22, representing 36.8% of the 2024 ACV, compared to 36.8% of the 2023 ACV in 4Q22. This growth in subscription revenue was mainly driven by (i) the growth in our complementary solutions portfolio (with more participating schools, and more solutions per school), (ii) increased participation of premium labels in the ACV mix and (iii) migration from PAR to subscription revenue. We intend to continue to seek ACV and revenue growth based on these factors.

The continued growth of the company's profitability was another highlight of the year. In the 2023 fiscal year, Adjusted EBITDA grew by 20% to R$451 million and Adjusted EBITDA Margin increased by 0.6 p.p. to 30.3%. In 4Q23, Adjusted EBITDA totaled R$240 million, a 20% increase compared to R$200 million in 4Q22. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products. In proportion to net revenue, gross margin dropped 1.0 p.p., mainly due to higher inventory cost caused by rising inflation on paper and production costs, while Adjusted cash G&A expenses decreased by 2.9 p.p., mainly driven by workforce optimization and budgetary discipline. Commercial expenses increased by 1.2 p.p. driven by higher expenses related to business expansion and marketing investments.

The company’s cash flow generation was one of the main highlights of the year. Free cash flow (FCF) totaled R$189 million in 2023, a R$100 million increase from a FCF of R$89 million in 2022. In 4Q23 FCF totaled negative R$0.1 million, a 99% increase from negative R$43 million in 4Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 23.8% to 41.8% as a result of Vasta’s growth and implementation of sustained efficiency measures. Moreover, we continue to make progress on deleveraging the company. The net debt/LTM adjusted EBITDA of 2.36x as of 4Q23, continues a downward trend, 0.07x lower than 3Q23 and 0.41x lower than 4Q22.

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In relation to the bottom line, in 4Q23, adjusted net profit totaled R$96 million, a 32% increase compared to R$73 million in 4Q22. In the 2023 fiscal year, adjusted net profit totaled R$60 million, a 55% increase from an adjusted net profit of R$39 million in 2022. We remain focused on optimizing our operations and pursuing strategic opportunities to enhance our financial performance. Our commitment to delivering value to our customers and shareholders remains unwavering.

Our guidance for the 2024 ACV totaled R$1,400 million, representing an organic growth of 16% over the subscription revenue for the 2023 cycle, which comprised a more varied mix in sources of revenue as we had higher growth in our premium brands such as Anglo, pH, Fibonacci and Amplia. We continue to believe that quality and reputation remain decisive in our business. Consistently with our strategy, we continue to invest in the migration from paper-based products (“PAR”) to digital subscription products (Textbook as a Service platform) offered on a fee-per-student basis.

OPERATING PERFORMANCE

Student base – subscription models

	2024	2023	% Y/Y	2022	% Y/Y
Partner schools - Core content	4,744	5,032	(5.7%)	5,274	(4.6%)
Partner schools – Complementary solutions	1,722	1,383	24.5%	1,304	6.1%
Students - Core content	1,468,792	1,539,024	(4.6%)	1,589,224	(3.2%)
Students - Complementary content	515,253	453,552	13.6%	372,559	21.7%

Note: Students enrolled in partner schools

The fourth quarter of 2023 marks the beginning of the 2024 business cycle for Vasta. It is in this quarter that the first deliveries of content to students and partner schools regarding the 2024 ACV are made.

In the 2024 sales cycle, Vasta expects to provide approximately 1.5 million students with core content solutions and over 500,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base in 2024 through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment and PAR (paper-based), which have higher number of students on average, and a lower margin.

The partners-school base that uses our complementary solutions increased by 339 new schools, totaling an aggregate of 1,722 schools. This increase underscores a 14% growth against the previous cycle in the number of students served by our solutions. The growth of our complementary solutions are concentrated in three main solutions: (i) Mind Makers, an educational publisher that develops innovative content for Basic Education, such as computational thinking and creative entrepreneurship that can be integrated into the school's curriculum; (ii) Lider em Mim, a program focused on developing students' socio-emotional competencies and providing support for both the educational institution and the students to create a conducive environment for the development of core emotional competencies; and (iii) Eduall, resulting from an exclusive partnership between Vasta and Macmillan Education, Eduall is a unique English teaching solution with a bilingual approach, providing flexibility and consistency in the transition from school to bilingual education.

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FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	4Q23	4Q22	% Y/Y	2023	2022	% Y/Y
Subscription	514,860	443,950	16.0%	1,278,065	1,121,158	14.0%
Subscription ex-PAR	436,943	377,376	15.8%	1,154,708	994,479	16.1%
Traditional learning systems	305,795	284,465	7.5%	958,674	848,531	13.0%
Complementary solutions	131,148	92,911	41.2%	196,034	145,948	34.3%
PAR	77,917	66,574	17.0%	123,357	126,679	(2.6%)
B2G	-	-	0.0%	81,199	-	0.0%
Non-subscription	39,248	61,069	(35.7%)	127,008	143,121	(11.3%)
Total net revenue	554,108	505,019	9.7%	1,486,273	1,264,280	17.6%
% ACV	36.8%	36.8%	(0.0 p.p.)
% Subscription	92.9%	87.9%	5.0 p.p.	86.0%	88.7%	(2.7 p.p.)

Note: n.m.: not meaningful

Vasta’s accumulated subscription revenue during the 2023 fiscal year totaled R$1,278 million, a 14% increase compared to the 2022 fiscal year. Subscription revenue, excluding hybrid subscription textbook products (PAR) increased 16% and total net revenue increased 17.6% mostly due to the conversion of 2023 ACV into revenue and due to the performance of the non-subscription products and B2G. In the fourth quarter of 2023, net revenue increased 9.7% year-on-year, to R$554 million. Subscription revenue grew 16%, driven by the recognition of 36.8% of 2024 ACV in 4Q23, mainly driven by the increase in traditional learning systems, complementary solutions, and textbook subscription products (“PAR”).

EBITDA

Values in R$ ‘000	4Q23	4Q22	% Y/Y	2023	2022	% Y/Y
Net revenue	554,108	505,019	9.7%	1,486,273	1,264,280	17.6%
Cost of goods sold and services	(195,443)	(172,077)	13.6%	(570,907)	(473,135)	20.7%
General and administrative expenses	(95,651)	(119,888)	(20.2%)	(465,523)	(471,626)	(1.3%)
Commercial expenses	(67,128)	(50,205)	33.7%	(246,096)	(194,043)	26.8%
Other operating (expenses) income	567	(1,921)	(129.5%)	(14,385)	1,020	(1510.3%)
Share of loss equity-accounted investees	(13,123)	(2,362)	455.6%	(18,655)	(4,512)	313.4%
Impairment losses on trade receivables	(28,994)	(28,773)	0.8%	(55,771)	(45,904)	21.5%
Profit before financial income and taxes	154,337	129,793	18.9%	114,936	76,080	51.1%
(+) Depreciation and amortization	71,030	69,868	1.7%	276,953	268,702	3.1%
EBITDA	225,367	199,661	12.9%	391,889	344,781	13.7%
EBITDA Margin	40.7%	39.5%	1.1 p.p.	26.4%	27.3%	(0.9 p.p.)
(+) Layoff related to internal restructuring	479	608	(21.2%)	1,168	3,323	(64.9%)
(+) Share-based compensation plan	(105)	107	(198.1%)	20,157	27,364	(26.3%)
(+) M&A adjusting expenses	13,776	-	0.0%	37,338	-	0.0%
Adjusted EBITDA	239,517	200,376	19.5%	450,553	375,468	20.0%
Adjusted EBITDA Margin	43.2%	39.7%	3.5 p.p.	30.3%	29.7%	0.6 p.p.

Note: n.m.: not meaningful

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In the 2023 fiscal year, Adjusted EBITDA grew by 20% to R$451 million and Adjusted EBITDA Margin increased by 0.6 p.p. to 30.3%. In 4Q23, Adjusted EBITDA totaled R$240 million, a 20% increase compared to R$200 million in 4Q22. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products. Share of loss equity-accounted investees relates to a 45% minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$18.6 million in the 2023 fiscal year mainly due to costs associated with the write-off of a potential M&A target of Educbank, which ultimately did not materialize. The M&A adjusting expenses in 2023 were also impacted by the one-off effect of a price adjustment calculation based on earn-outs and net debt.

(%) Net Revenue	4Q23	4Q22	Y/Y (p.p.)	2023	2022	Y/Y (p.p.)
Gross margin	64.7%	65.9%	(1.2 p.p.)	61.6%	62.6%	(1.0 p.p.)
Adjusted cash G&A expenses(1)	(4.2%)	(10.6%)	6.5 p.p.	(11.0%)	(13.9%)	2.9 p.p.
Commercial expenses	(12.1%)	(9.9%)	(2.2 p.p.)	(16.6%)	(15.3%)	(1.2 p.p.)
Impairment on trade receivables	(5.2%)	(5.7%)	0.5 p.p.	(3.8%)	(3.6%)	(0.1 p.p.)
Adjusted EBITDA margin	43.2%	39.7%	3.5 p.p.	30.3%	29.7%	0.6 p.p.

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

In proportion to net revenue, gross margin dropped from 62.6% in 2022 to 61.6% in 2023, a 1.0 p.p. decrease mainly due to higher inventory cost caused by rising inflation on paper and production costs while Adjusted cash G&A expenses reduced by 2.9 p.p. driven by workforce optimization and budgetary discipline and Commercial expenses increased by 1.2 p.p. driven by higher expenses related to business expansion and marketing investments.

Reported provisions for doubtful accounts (PDA) remained stable and had has no significant variation between the years 2023 and 2022.The PDA is influenced by the credit landscape, primarily among schools outside the premium brands segment. This has demanded a conservative approach to risk management and credit allocation, aligning our financial strategy with the prevailing market conditions and potential credit challenges. All factors considered, the participation of PDA in relation to Vasta's Net Revenue increased to 3.8% in the 2023 fiscal year compared to 3.6% in the 2022 fiscal year, when PDA was impacted by R$15 million provision for a large corporate client which has declared judicial recovery.

Finance Results

Values in R$ ‘000	4Q23	4Q22	% Y/Y	2023	2022	% Y/Y
Finance income	16,675	32,218	(48.2%)	70,287	88,557	(20.6%)
Finance costs	(71,392)	(74,033)	(3.6%)	(304,928)	(270,324)	12.8%
Total	(54,717)	(41,814)	30.9%	(234,641)	(181,766)	29.1%

In the fourth quarter of 2024, finance income totaled R$17 million, from R$32 million in 4Q22 when finance income was impacted with a gain of R$10 million recorded in 4Q22, resulting from the reversal of interest on tax contingencies. In the 2023 fiscal year, finance income decreased 21% to R$70 million.

Finance costs in 4Q23 decrease 3.6% (quarter-on-quarter), to R$71 million, driven by the reduction on the Finance Debt position between the comparison quarters. In the 2023 fiscal year, finance costs increased 12.8% to R$305 million driven by higher interest rates applicable to bonds and financings, accounts payable on business combination and provision for tax, civil and labor losses combined with higher finance cost related to reverse factoring.

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Net profit (loss)

Values in R$ ‘000	4Q23	4Q22	% Y/Y	2023	2022	% Y/Y
Net (loss) profit	59,968	75,893	(21.0%)	(82,978)	(54,573)	52.0%
(+) Layoffs related to internal restructuring	479	608	(21.2%)	1,168	3,323	(64.9%)
(+) Share-based compensation plan	(105)	107	(198.1%)	20,157	27,364	(26.3%)
(+) Amortization of intangible assets(1)	40,294	39,232	2.7%	157,375	155,481	1.2%
(-) Income tax contingencies reversal	-	(29,715)	(100.0%)	-	(29,715)	(100.0%)
(+) M&A adjusting expenses	13,776	-	0.0%	37,338	-	0.0%
(-) Tax shield(2)	(18,511)	(13,582)	36.3%	(73,453)	(63,297)	16.0%
Adjusted net (loss) profit	95,901	72,543	32.2%	59,608	38,582	54.5%
Adjusted net margin	17.3%	14.4%	2.9 p.p.	4.0%	3.1%	1.0 p.p.

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the fourth quarter of 2023, adjusted net profit totaled R$96 million, a 32% increase compared to R$73 million in 4Q22. In the 2023 fiscal year, adjusted net profit reached R$60 million, a 55% increase from an adjusted net profit of R$39 million in 2022.

The gain related to the reversal of tax contingencies recorded in 4Q22, which impacted corporate tax and finance results. On the other hand, the M&A adjusting expenses occurred in 2Q23 were adjusted as they related to a one-off effect of a price adjustment calculation based on earn-outs and net debt and those occurred in 4Q23 were adjusted as they related to one-off costs associated with the write-off of a potential M&A target of Educbank , which ultimately did not materialize and impacted our Share of Loss of Equity-Accounted Investees in the amount of R$13.8 million.

Accounts receivable and PDA

Values in R$ ‘000	4Q23	4Q22	% Y/Y	3Q23	% Q/Q
Gross accounts receivable	789,529	718,616	9.9%	545,972	44.6%
Provision for doubtful accounts (PDA)	(92,017)	(69,481)	32.4%	(73,390)	25.4%
Coverage index	11.65%	9.7%	2.0 p.p.	13.44%	(1.79 p.p.)
Net accounts receivable	697,512	649,135	7.5%	472,582	47.6%
Average days of accounts receivable(1)	169	185	(16)	118	51

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 169 days in the 4Q23 which represents 16 lower than the same quarter of the previous year.

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Free cash flow

Values in R$ ‘000	4Q23	4Q22	% Y/Y	2023	2022	% Y/Y
Cash from operating activities(1)	57,369	6,264	815.8%	360,592	291,400	23.7%
(-) Income tax and social contribution paid	(672)	(4,417)	(84.8%)	(1,616)	(7,153)	(77.4%)
(-) Payment of provision for tax, civil and labor losses	(242)	(55)	340%	(1,489)	(1,363)	9.244%
(-) Interest lease liabilities paid	(1,501)	(4,128)	(63.6%)	(11,637)	(14,941)	(22.1%)
(-) Acquisition of property, plant, and equipment	(3,290)	(10,541)	(68.8%)	(21,537)	(61,143)	(64.8%)
(-) Additions of intangible assets	(43,867)	(23,769)	84.6%	(105,292)	(90,588)	16.2%
(-) Lease liabilities paid	(7,930)	(6,594)	20.3%	(30,471)	(27,003)	12.8%
Free cash flow (FCF)	(133)	(43,239)	(99.7%)	188,550	89,209	111.4%
FCF/Adjusted EBITDA	(0.1%)	(21.6%)	21.5 p.p.	41.8%	23.8%	18.1 p.p.
LTM FCF/Adjusted EBITDA	41.8%	23.8%	18.1 p.p.	41.8%	23.8%	18.1 p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$189 million in 2023, a R$100 million increase from a FCF of R$89 million in 2022. In 4Q23 FCF totaled negative R$0.1 million, a 99% increase from negative R$43 million in 4Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 23.8% to 41.8% as a result of Vasta’s growth and implementation of sustained efficiency measures.

Financial leverage

Values in R$ ‘000	4Q23	3Q23	2Q23	1Q23	4Q22
Financial debt	791,763	765,350	846,443	815,927	842,996
Accounts payable from business combinations	614,120	601,171	591,620	599,713	625,277
Total debt	1,405,883	1,366,521	1,438,063	1,415,640	1,468,273
Cash and cash equivalents	95,864	106,757	38,268	42,680	45,765
Marketable securities	245,942	261,264	385,002	331,110	380,516
Net debt	1,064,076	998,500	1,014,793	1,041,850	1,041,992
Net debt/LTM adjusted EBITDA	2.36	2.43	2.57	2.85	2.78

As of the end of the 2023 fiscal year, Vasta had a net debt position of R$1,064 million, a R$66 million increase compared to 3Q23, mainly due to the impacts of financial interest cost and the Second Repurchase Program. In comparison to 4Q22, the net debt position increased R$22 million from R$1.042 million, driven by the foregoing factors and M&A expenses, which were partially offset by the positive free cash flow (FCF) generation in the period. The net debt/LTM adjusted EBITDA of 2.36x as of 4Q23, shows a downward trend and it is 0.07x lower than 3Q23 and 0.41x lower than 4Q22.

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ESG

Sustainability Report

In 2023, Vasta released its sustainability report for the year 2022. This report, which is the company's second, was prepared in accordance with international standards for reports of this category and showcases the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of its first Greenhouse Gas Inventory, the company's adherence to the UN Global Compact, the dedication of 3,216 thousand hours to the Corporate Volunteer Program, the SOMOS Afro program, an affirmative internship program, and the fact that 29% of the seats on the Board of Directors are occupied by women.

The report complies with the Global Reporting Initiative (GRI) 2021 version and also considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal[2]
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022[3]	% Y/Y	3Q2023	% Q/Q
3, 11, 12	303-3	Total water withdrawal	m³	6,163	2,771	122.4%	5,290	16.5%
		Municipal water supply[1]	%	0%	100%	(100 p.p.)	0%	0 p.p.
		Groundwater	%	100%	0%	100 p.p.	100%	0 p.p.
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022[3]	% Y/Y	3Q2023	% Q/Q
12, 13	302-1	Total energy consumption	GJ	5,730	1,934	196%	1,845	210.6%
		Energy from renewable sources[2]	%	50%	98%	(48 p.p.)	59%	(9 p.p.)

In the fourth quarter, there was an increase in water consumption and energy consumption, attributable to the increase in the number of employees on site and an atypical heatwave across the country which further increased the demand for water, air conditioning and artificial ventilation to provide a more comfortable working environment.

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SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022	% Y/Y	3Q2023	% Q/Q
5	405-1	C-level – Women	%	29%	25%	4 p.p	29%	0 p.p
		C-level – Men	%	71%	75%	(4 p.p.)	71%	0 p.p
		C-level- total[4]	no.	7	4	57%	7	0.0%
		Leadership (≥ managers) – Women	%	47%	47%	0 p.p	45%	2 p.p
		Total - Leadership (≥ managers) – Men	%	53%	53%	0 p.p	55%	(2 p.p.)
		Leadership (≥ managers) [5] – total	no.	148	134	10%	144	3%
		Academic staff – Women	%	18%	19%	(1 p.p.)	18%	0 p.p
		Academic staff – Men	%	82%	81%	1 p.p	83%	(1 p.p.)
		Academic staff [6] - total	no.	74	83	-11%	80	-8%
		Administrative/Operational – Women	%	56%	56%	0 p.p	55%	1 p.p
		Administrative/Operational – Male	%	44%	46%	(2 p.p.)	45%	(1 p.p.)
		Administrative/Operational [7] - total	no.	1,603	1,516	6%	1,564	2%
		Employees – Women	%	53.38%	54%	-62%	52.76%	1 p.p
		Employees – Men	%	46.62%	46%	62%	47.24%	(1 p.p.)
		Employees - total	no.	1,832	1,737	5%	1,795	2%

84% of the vacancies closed in the last quarter, which brought new employees within one of the diversity audiences - blacks, women leaders, trans, people with disabilities, LGBTQIAP+ and 50+. We held two workshops on Women's Leadership: the Gender Equity Workshop, open to men and women (201 participants and NPS 100) and the Emotional Skills Workshop for Women in the Job Market (299 participants and NPS 95).

Social impact* [8]
SDGs	GRI	Disclosure	Unit	2S2023	2S2022	1S2022
4, 10	-	Scholars of the Somos Futuro Program	no.	232	247	236

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

10

We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In the fourth quarter, 232 young people were studying through the program receiving didactic and teaching material, online school tutoring, mentoring and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

The difference between the figures for 2022 and 2023 is due to the number of students who graduated in 2022 being greater than the number of students who entered the cycle in 2023.

Health and Safety
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022	% Y/Y	3Q2023	% Q/Q
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0.0 p.p	100%	0.0 p.p
		Trained employees	no.	1,070	710	51%	781	37.0%
		Average hours of training per employee [9]	no.	1.53	0.87	76%	1.25	22%
		Injury frequency [10]	rate	0.9	3.89	-77%	4.58	-80%
		High-consequence injuries	no.	0	0	0%	0	0%
		Recordable work-related injuries [11]	rate	0.9	0	0%	0	0%
		Fatalities resulted from work-related injuries	no.	0	0	0%	0	0%
		Fatalities [12]	rate	0	0	0%	0	0%

The main causes of work-related injuries were impacts suffered in internal and external circulation areas causing abrasions, contusions, and sprains.

In 4Q23, there was a reduction in accidents due to inspections carried out in the workplace, which identified risk situations and made it possible to correct them before accidents occurred. In addition, reports of near misses resulted in action plans being launched to mitigate risks with the potential to cause damage.

11

GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022	% Y/Y	3Q2023	% Q/Q
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022	% Y/Y	3Q2023	% Q/Q
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	62	ND	ND	20	210%
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	2	ND	ND	1	100%
		Confirmed incidents of discrimination [13]	no.	0	ND	ND	0	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	0	0	0%	0	0%

In the last quarter of 2023, we carried out a leadership awareness program focused on bullying, sexual harassment, and discrimination. The program began at the end of 2Q23 and was completed in 4Q23. In November we launched training at the Corporate University for all employees on forms of harassment and discrimination. At the end of the year, we received the Pro-Ethics certification from the CGU (Comptroller General of the Union) and the award from the UN Global Compact's 100% Transparency Movement for our compliance structure.

Compliance*
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022	% Y/Y	3Q2023	% Q/Q
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	-	-	0%	-	0%
		Non-financial sanctions for social and economic non-compliance	no.	-	-	0%	-	0%
		Fines for environmental noncompliance	R$ thousand	-	-	0%	-	0%
		Non-financial sanctions for environmental non-compliance	no.	-	-	0%	-	0%
12

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

We did not record significant sanctions or fines related to economic and social issues, except for the normal course of business.

Customer data privacy
SDGs	GRI	Disclosure	Unit	4Q2023	4Q2022	% Y/Y	3Q2023	% Q/Q
16	418-1	External complaints substantiated by the organization	no.	2	17	-88%	4	-50%
		Complaints received from regulatory agencies or similar official bodies	no.	0	0	0%	0	0%
		Cases identified of leakage, theft, or loss of customer data	no.	0	0	0%	0	0%

FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	The amounts referring to 1Q2022, 2Q2022 and 3Q2022 were equalized in 4Q2022 considering the total amount of invoices from concessionaires received in the respective quarters – considering the different closing deadlines for each location
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports
13

CONFERENCE CALL INFORMATION

Vasta will discuss its fourth quarter 2023 results on March 20, 2023, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

14

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

15

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

16

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

17

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	December 31, 2023	December 31, 2022
Current assets
Cash and cash equivalents	95,864	45,765
Marketable securities	245,942	380,514
Trade receivables	697,512	649,135
Inventories	300,509	266,450
Taxes recoverable	19,041	19,120
Income tax and social contribution recoverable	16,841	17,746
Prepayments	71,870	56,645
Other receivables	2,085	972
Related parties – other receivables	7,157	1,759
Total current assets	1,456,821	1,438,106

Non-current assets
Judicial deposits and escrow accounts	207,188	194,859
Deferred income tax and social contribution	205,453	170,851
Equity accounted investees	64,484	83,139
Other investments and interests in entities	9,879	8,272
Property, plant and equipment	151,492	197,688
Intangible assets and goodwill	5,307,563	5,427,676
Total non-current assets	5,946,059	6,082,485

Total Assets	7,402,880	7,520,591
18

Consolidated Statements of Financial Position (continued)

Liabilities	December 31, 2023	December 31, 2022
Current liabilities
Bonds	541,763	93,779
Suppliers	221,291	250,647
Reverse factoring	263,948	155,469
Lease liabilities	17,078	23,151
Income tax and social contribution payable	-	5,564
Salaries and social contributions	104,406	100,057
Taxes payable	7,821	-
Contractual obligations and deferred income	32,815	57,852
Accounts payable for business combination and acquisition of associates	216,728	73,007
Other liabilities	26,382	29,630
Other liabilities - related parties	15,060	54
Total current liabilities	1,447,292	789,210

Non-current liabilities
Bonds	250,000	749,217
Lease liabilities	79,579	117,412
Accounts payable for business combination and acquisition of associates	397,392	552,270
Provision for tax, civil and labor losses	697,990	651,252
Other liabilities	9,836	31,551
Total non-current liabilities	1,434,797	2,101,702

Total current and non-current liabilities	2,882,089	2,890,912

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	89,995	80,531
Treasury shares	(59,525)	(23,880)
Accumulated losses	(331,559)	(247,787)
Total Shareholder's Equity	4,519,358	4,629,679

Interest of non-controlling shareholders	1,433	-

Total Shareholder's Equity	4,520,791	4,629,679

Total Liabilities and Shareholder's Equity	7,402,880	7,520,591
19

Consolidated Income Statement

	December 31, 2023	December 31, 2022

Net revenue from sales and services	1,486,273	1,264,280
Sales	1,440,259	1,229,827
Services	46,014	34,453

Cost of goods sold and services	(570,907)	(473,135)

Gross profit	915,366	791,145

Operating income (expenses)	(781,775)	(710,553)
General and administrative expenses	(465,523)	(471,626)
Commercial expenses	(246,096)	(194,043)
Other operating income	13,699	1,828
Other operating expenses	(28,084)	(808)
Impairment losses on trade receivables	(55,771)	(45,904)

Share of loss equity-accounted investees	(18,655)	(4,512)

Profit (Loss) before finance result and taxes	114,936	76,080

Finance result	(234,641)	(181,767)
Finance income	70,287	88,557
Finance costs	(304,928)	(270,324)

Loss before income tax and social contribution	(119,705)	(105,687)

Income tax and social contribution	36,727	51,114
Current	331	10,668
Deferred	36,396	40,446

Loss for the period	(82,978)	(54,573)

Allocated to:
Controlling shareholders	(83,772)	(54,573)
Non-controlling shareholders	794	-

20

Consolidated Statement of Cash Flows

	For the period ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(119,705)	(105,687)
Adjustments for:
Depreciation and amortization	287,779	268,714
Share of loss profit of equity-accounted investees	18,655	4,512
Impairment losses on trade receivables	55,771	45,904
Reversal for tax, civil and labor losses, net	(9,611)	(15,099)
Provision on accounts payable for business combination	23,562	-
Interest on provision for tax, civil and labor losses	58,265	42,063
Interest on bonds	117,495	108,896
Contractual obligations and right to returned goods	(15,097)	11,312
Interest on accounts payable for business combination and acquisition of associates	65,207	65,725
Imputed interest on suppliers	38,228	19,810
Other financial expenses and net interest	-	3,441
Share-based payment expense	13,382	19,043
Interest on lease liabilities	12,717	13,143
Interest on marketable securities	(40,155)	(54,954)
Cancellations of right-of-use contracts	(6,037)	616
Write-off disposals of property and equipment and intangible assets	3,487	13,960
	503,943	482,323
Changes in
Trade receivables	(103,162)	(189,329)
Inventories	(33,710)	(65,011)
Prepayments	(15,163)	(16,576)
Taxes recoverable	1,416	(16,566)
Judicial deposits and escrow accounts	(12,729)	(16,035)
Other receivables	(1,076)	1,133
Related parties – other receivables	(5,398)	(1,258)
Suppliers	40,604	121,519
Salaries and social charges	3,872	37,166
Tax payable	3,674	(4,039)
Contractual obligations and deferred income	(12,706)	375
Other liabilities	(23,980)	(3,084)
Other liabilities - related parties	15,006	(39,218)
Cash from operating activities	360,591	291,400
Payment of interest on leases	(11,637)	(14,941)
Payment of interest on bonds	(118,901)	(92,500)
Payment of interest on business combinations	(8,096)	(603)
Income tax and social contribution paid	(1,616)	(7,153)
Payment of provision for tax, civil and labor losses	(1,489)	(1,363)
Net cash from (used in) operating activities	218,852	174,840
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(21,537)	(61,143)
Additions of intangible assets	(105,292)	(90,588)
Acquisition of subsidiaries net of cash acquired	(3,212)	(80,559)
Purchase of investment in marketable securities	1,228,882	1,637,898
Proceeds from investment in marketable securities	(1,054,155)	(1,800,550)
Net cash from (applied in) investing activities	44,686	(394,942)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury	-	-
Payments of loans from related parties	(50,885)	(254,885)
Lease liabilities paid	(30,471)	(27,003)
Purchase of treasury shares	(39,931)	-
Payments of bonds and financing	-	(759)
Issuance of bonds net off issuance costs	-	250,000
Payments of accounts payable for business combination and acquisition of associates	(92,152)	(11,379)
Net cash applied in financing activities	(213,439)	(44,026)
Net increase (decrease) in cash and cash equivalents	50,099	(264,128)
Cash and cash equivalents at beginning of period	45,765	309,893
Cash and cash equivalents at end of period	95,864	45,765
Net increase (decrease) in cash and cash equivalents	50,099	(264,128)
21